SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 4)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

XRS CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

983882 30 9

(CUSIP Number)

Mark E. Claeys

John Deere Special Technologies Group, Inc.

300 Grimes Bridge Road

Roswell, Georgia 30075

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983882 30 9		13D

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons (Entities Only) John Deere Special Technologies Group, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,144,060

	8	Shared Voting Power

	9	Sole Dispositive Power 2,144,060

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,144,060

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.10%

14	Type of Reporting Person* CO

*SEE INSTRUCTIONS

CUSIP No. 983882 30 9		13D

1	Name of Reporting Persons S.S. or I.R.S. Identification No. of Above Persons (Entities Only) Deere & Company

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,144,060(1)

	8	Shared Voting Power

	9	Sole Dispositive Power 2,144,060(1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,144,060(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 19.10%

14	Type of Reporting Person* CO

(1)  Consists of 2,144,060 shares owned by John Deere Special Technology Group, Inc., a wholly-owned subsidiary of Deere & Company.

*SEE INSTRUCTIONS

CUSIP No. 983882 30 9	13D

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D, as amended, which was originally filed jointly on September 11, 2000 by John Deere Special Technologies Group, Inc., a Delaware corporation (“JDSTG”), and Deere & Company, a Delaware corporation (“Deere”), with respect to common stock, $0.01 par value (the “Common Stock”) of XRS Corporation, a Minnesota corporation (the “Company”).  All capitalized terms used in this Amendment and not otherwise defined herein have the meaning ascribed to such terms in the Schedule 13D, as amended.

Item 2.         Identity and Background.

This Amendment is being filed by John Deere Special Technologies Group, Inc., a Delaware corporation (“JDSTG”).  JDSTG offers a wide range of electronic, wireless communications, information management and Internet-related products and services to a broad range of customers and markets.  JDSTG is a wholly-owned subsidiary of Deere & Company.  The address of JDSTG’s principal business is 300 Grimes Bridge Road, Roswell, Georgia 30075.  The address of JDSTG’s executive offices is the same as the address of its principal business.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of JDSTG are set forth on Schedule I hereto and are incorporated herein by reference.  Unless otherwise specified on Schedule I, each named executive officer and director is a citizen of the United States.

This Schedule 13D is also being filed by Deere & Company, a Delaware corporation (“Deere”).  Deere manufactures, distributes and finances a full range of agricultural equipment, a broad range of equipment for construction, forestry and public works, and a variety of commercial and consumer equipment and provides credit and health care for businesses and the general public.  The address of Deere’s principal business is One John Deere Place, Moline, Illinois 61265-8098.  The address of Deere’s executive offices is the same as the address of its principal business.

The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Deere are set forth on Schedule II hereto and are incorporated herein by reference.  Unless otherwise specified on Schedule II, each named executive officer and director is a citizen of the United States.

During the last five years, neither JDSTG, nor, to the best of JDSTG’s knowledge, any person on Schedule I, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the last five years, neither Deere, nor, to the best of Deere’s knowledge, any person on Schedule II, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 983882 30 9	13D

Item 4.         Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On August 29, 2014, XRS, Amundsen Holdings, LLC, a Delaware limited liability company (“Amundsen”), and Amundsen Merger Sub Corp., a Minnesota corporation and a wholly owned subsidiary of Amundsen (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the terms and conditions thereof, Merger Subsidiary will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.

As an inducement for Amundsen and Merger Subsidiary to enter into the Merger Agreement, JDSTG, along with TCV VII, L.P., TCV VII(A), L.P., TCV Member Fund, L.P., Trident Capital Fund-V, L.P., Trident Capital Fund-V Affiliates Fund, L.P., Trident Capital Fund-V Affiliates Fund (Q), L.P., Trident Capital Fund-V Principals Fund, L.P., Trident Capital Parallel Fund-V, C.V. and the Chief Executive Officer of the Company (collectively, the “Supporting Shareholders”) entered into voting and support agreements (the “Voting Agreements”) with Amundsen and Merger Subsidiary.

According to the Current Report on Form 8-K filed by XRS on September 2, 2014, the shares of Common Stock and Preferred Stock of the Company (collectively, “Company Capital Stock”) subject to Voting Agreements comprise approximately 68.1% of the voting power of the Company’s capital stock in the aggregate.

Pursuant to the Voting Agreements, subject to the terms and conditions set forth therein, each of the Supporting Shareholders party thereto have agreed to vote all of their shares of Common Capital Stock of the Company (including any Common Stock that the holders receive as a result of exercising Company options and warrants) (i) in favor of, among other things, approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and (ii) against, among other things, any alternative business combination involving XRS.

Each Supporting Shareholder has also granted an irrevocable proxy appointing Amundsen as such Supporting Shareholder’s attorney-in-fact to vote its shares covered by the aforementioned voting obligations as required by, and subject to the terms and conditions of, its Voting Agreement. Each Supporting Shareholder has agreed that, other than in accordance with the terms of its Voting Agreement, it will not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any shares of Company Capital Stock or (ii) subject to certain limited exceptions, transfer, sell or otherwise dispose of any shares of Company Capital Stock during the term of the Voting Agreement.

The Voting Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the closing of the Merger, (iii) January 26, 2015, (iv) any amendment to the terms of the Merger Agreement that reduces the per share merger consideration or any consideration otherwise payable with respect to the Company’s outstanding securities beneficially owned by the Supporting Shareholder, changes the form of consideration payable in the Merger or any consideration otherwise payable with respect to the Company’s outstanding securities beneficially owned by the Supporting Shareholder, or adversely affects, in any material respect, or is reasonably likely to adversely affect, in any material respect, the Supporting Shareholder relative to other holders of equity interests of the Company, (v) the date upon which the Supporting Shareholder ceases to own any equity interests of the Company and (vi) the mutual written consent of Amundsen and the Supporting Shareholder.

If the Merger is approved by the shareholders of the Company and is consummated, all of the shares of Series G Preferred Stock, Warrants and shares of Common Stock held by JDSTG would be cancelled and converted into the merger consideration payable therefor, as provided in the Merger Agreement and subject to the terms and conditions thereof.

CUSIP No. 983882 30 9	13D

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as Exhibit 1 hereto, and is incorporated into this report by reference.

Except as set forth above, JDSTG has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.         Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As of the close of business on August 29, 2014, JDSTG beneficially owned 2,144,060 shares of the Company’s common stock.  Based on 11,226,682 shares of the Company’s common stock outstanding as of August 29, 2014, this represented 19.10% of the total outstanding shares of common stock.  JDSTG is a wholly-owned subsidiary of Deere.  As of August 29, 2014, Deere did not directly own any shares of the Company’s common stock.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Item 4 above summarizes certain provisions of the Voting Agreement. A copy of the Voting Agreement is attached hereto as Exhibit 1 and is incorporated by reference herein.

Item 7.         Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 1:                                           Voting Agreement by and among John Deere Special Technologies Group, Inc. Amundsen Holdings, LLC and Amundsen Merger Sub Corp., dated August 29, 2014.

CUSIP No. 983882 30 9	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 8, 2014

John Deere Special Technologies Group, Inc.

By:	/s/ Mark E. Claeys
Name:	Mark Claeys
Title:	President

Deere & Company

By:	/s/ Patrick Webber
Name:	Patrick Webber
Title:	Vice President

Schedule I

Executive Officers and Directors of

John Deere Special Technologies Group, Inc.

Executive Officers

Name and Occupation

Mark E. Claeys

President and Assistant Treasurer

Thomas J. Buden

Vice President

Jerome J. Roell

Vice President

Jenny R. Kimball

Treasurer

Mark A. Ruedy

Assistant Treasurer

Todd E. Davies

Secretary

Thomas K. Jarrett

Assistant Secretary

Directors

Jean H. Gilles

Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology and Engineering, and Supply Management and Logistics

Deere & Company

John C. May

President, Agricultural Solutions & Chief Information Officer

Deere & Company

Schedule II

Executive Officers and Directors of

Deere & Company

Executive Officers

Name and Occupation

Samuel R. Allen

Chairman and Chief Executive Officer

James M. Field

President, Agriculture and Turf Division —

Americas, Australia and Global Harvesting & Turf Platforms

Jean H. Gilles

Senior Vice President, John Deere Power Systems, Worldwide Parts Services, Advanced Technology and Engineering, and Supply Management and Logistics

Rajesh Kalathur

Senior Vice President and Chief Financial Officer

Michael J. Mack, Jr.

President, Worldwide Construction & Forestry Division

James A. Israel

President, Worldwide Financial Services Division

Mary K.W. Jones

Senior Vice President and General Counsel

Max A. Guinn

Senior Vice President, Human Resources, Communications, Public Affairs, and Labor Relations

John C. May

President, Agricultural Solutions & Chief Information Officer

Markwart von Pentz*

President, Agriculture & Turf Division – Europe, Asia, Africa and Global Tractor Platform

* Mr. Von Pentz is a citizen of Germany.

Directors

Name and Occupation

Samuel R. Allen

Chairman and Chief Executive Officer, Deere & Company

Crandall C. Bowles

Chairman, The Springs Company

Vance D. Coffman

Retired Chairman, Lockheed Martin Corporation

Charles O. Holliday, Jr.

Chairman, Bank of America Corporation

Chairman, National Academy of Engineering

Dipak C. Jain

Director, Sasin Graduate Institute of Business Administration

Clayton M. Jones

Chairman, Rockwell Collins, Inc.

Joachim Milberg*

Chairman, Supervisory Board, Bayerische Motoren Werke (BMW) AG

Richard B. Myers

Retired Chairman, Joint Chiefs of Staff

Retired General, United States Air Force

Gregory R. Page

Executive Chairman, Cargill, Incorporated

Thomas H. Patrick

Chairman, New Vernon Capital, LLC

Sherry M. Smith

Former Executive Vice President and Chief Financial Officer, SUPERVALU INC.

* Mr. Milberg is a citizen of Germany.